CONFIDENTIAL TREATMENT OF THIS LETTER

HAS BEEN REQUESTED BY MORGAN STANLEY.

SUCH CONFIDENTIAL INFORMATION HAS BEEN

OMITTED, AS INDICATED BY [*] IN THE TEXT, AND

SUBMITTED TO THE COMMISSION.

1585 Broadway

New York, NY 10036

February 1, 2006

Mr. Donald Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Form 10-K for the fiscal year ended November 30, 2004

File No. 001-11758

Dear Mr. Walker:

Morgan Stanley (the “Company”) is pleased to respond to your letter of January 23, 2006 concerning its Form 10-K for the fiscal year ended November 30, 2004 (the “filing”). For your convenience, we have restated your comment in full.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Fair Value, page 61

Comment:	We note your response to comment 1 from our letter dated December 15, 2005 that you apply the AICPA Broker-Dealer Guide to your activities unless other specialized industry guidance, including AICPA Audit Guides, is required to be applied to the operation of an individual subsidiary. Please tell us all the types of positions, aside from securities and derivatives that you account for at fair value as inventory under the AICPA Broker-Dealer Guide. Please indicate the specific nature of each type of financial and non-financial position that you fair value and explain your basis for applying fair value accounting.

Response:	[*]

[*] CONFIDENTIAL TREATMENT

REQUESTED BY MORGAN STANLEY

[*]

*****

In connection with responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-4508 or Paul C. Wirth, our Controller and Principal Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ David H. Sidwell

David H. Sidwell

Chief Financial Officer

cc: Michael Volley, Securities & Exchange Commission

Robert Walsh, Deloitte & Touche, LLP

James V. Schnurr, Deloitte & Touche, LLP